UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	May 23, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

ADDITIONAL INFORMATION TO SHAREHOLDERS IN RELATION TO THE PROPOSED PLAN TO CONDUCT SHARES BUY BACK IV OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.

THIS INFORMATION IS IMPORTANT TO BE READ BY THE SHAREHOLDERS OF THE COMPANY

If you have difficulty understanding this information or uncertain in making a decision, you should consult a stockbroker, investment manager, legal counsel, accountant or other professional advisers.

Perusahaan perseroan (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk.

(”The Company”)

Line of Business

Telecommunications

Domiciled and headquartered in Bandung, West Java, Indonesia

Headquarter Jl. Japati No.1, Bandung 40133, West Java Telp. (022) 452 7101, Faks. (022) 4520313	Investor Relation Grha Citra Caraka, 5th Floor, Jl. Jenderal Gatot Subroto Kav. 52, Jakarta - Indonesia Telp. (021) 5215109, Faks. (021) 5220500

www.telkom.co.id

The Commissioners and Directors of the Company take full responsibility for the accuracy and completeness of all information or material facts contained in this information and confirm that after making reasonable investigation, in the knowledge of the Company there is no relevant and important facts that are not put forward that can cause the information or material fact in this information to be incorrect and/or misleading.

The Company hereby informs its shareholders that the Company plans to conduct a fourth phase of repurchase of shares that have been issued by the Company (“Shares Buy Back IV”). The repurchases are intended to be made from time to time over a maximum period of 18 (eighteen) months following the approval of Shares Buy Back IV by the Company’s General Meeting of Shareholders (“GMS”), which started on 20 May 2011.

Shares Buy Back IV will be implemented subject to the prevailing laws, including, in the case of ordinary shares listed on the Indonesia Stock Exchanges, Bapepam-LK Rule No. XI.B.2 Attachment to Decision of the Chairman of Bapepam-LK No.Kep-105/BL/2010 dated 13 April 2010 regarding Repurchase Of Shares Issued By Issuers Or Public Companies No. XI.B.2, Attachment to Decision of the Chairman of Bapepam-LK No. KEP-45/PM/1998 dated 14 August 1998 regarding Repurchase Of Shares Issued By Issuers Or Public Companies (“Rule XI.B.2”), Law No. 40 of 2007 on Limited Liability Companies (“Company Law”).

Pursuant to the above regulations of law, Shares Buy Back IV has been granted approval from The Company’s General Meeting of Shareholders which was held on Thursday, 19 May 2011 in Jakarta, Indonesia. The notice of the Company’s General Meeting of Shareholders ("GMS") was announced in 2 (two) Indonesian language daily newspapers which are Bisnis Indonesia, Investor Daily and The Jakarta Post on 23 May 2011.

This Additional Information is issued on 23 May 2011

INTRODUCTION

This Additional Information is made to change and complete the Disclosure of Information that has been announced on 19 April and 20 April 2011 in 2 (two) Indonesian language daily newspapers which are Bisnis Indonesia and Investor Daily, and announced on 19 April and 21 April 2011 in the Jakarta Post, where based on approval of the GMS held on 19 April 2011, the Company will increase the number of its Shares Buy Back IV from a maximum of Rp3,000,000,000,000,- (three trillion Rupiah) to a maximum of Rp5,000,000,000,000,- (five trillion Rupiah) or a maximum of 645,161,290 Series B Shares (with assumption of a buying price of Rp7,750,- per share) or equivalent to 3.20% from the total of Series B Shares issued by the Company.

Based on the approval of GMS, the Company will conduct the shares buy back from New York Stock Exchange (in the form of American Depository Receipt or ADR) as an addition to the shares buy back in Indonesia Stock Exchange.

Based on the Approval of the GMS, the Company has chosen PT Bahana Securities, a member of the Indonesia Stock Exchange, as the Securities Trading Broker that will conduct the repurchase.

FUNDS FOR SHARES BUY BACK IV

The Company will set aside funds for a maximum of Rp5,000,000,000,000 (five trillion Rupiah) from the Company’s unappropriated retained earnings for the purpose of repurchasing the Shares. If there are remaining funds after the implementation of the program such funds will be returned to the unappropriated retained earnings account.

The funds reserved for the repurchase of shares for maximum period of 18 (eighteen) months after the GMS.

MANAGEMENT DISCUSSION AND ANALYSIS ON IMPACT OF SHARES BUY BACK IV TO THE COMPANY’S FUTURE BUSINESS ACTIVITIES AND GROWTH

The Company’s main business in telecommunications services has been profitable with strong cash flow during the last several years.

The Company shall allocate funds for Shares Buy Back IV from its unappropriated retained earnings. Should there be remaining funds, these will be returned to the unappropriated retained earnings.

The implementation of this program will potentially decrease the Company’s assets and equity in the amount of Rp5,140,833 million. However, this reduction in assets and equity may be compensated by potential profits from the price increase of the Company’s shares in future.

The Company believes that the execution of Shares Buy Back IV program would not adversely affect the financial condition of The Company because it believes it has sufficient working capital and cash flow to undertake the Share Buy Back IV program and to run The Company’s operational activities.

IMPACT OF THE TRANSACTION ON THE COMPANY’S FINANCIAL STATEMENTS AND EARNINGS

The following are the pro forma net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements for the year ended 31 December 2010 (audited) by making adjustments to the Consolidated Financial Statements as if Shares Buy Back IV was conducted in 2011 by applying the unappropriated retaining earnings of Rp5,000,000,000,000 (five trillion Rupiah), inclusive of transaction costs, broker fees and other expenses related to Shares Buy Back IV and assuming the Company utilizes the entire amount of funds reserved for the repurchase of up to 3.20% of the issued Series B Shares.

Financial Analysis of Shares Buy Back IV

	For the Year ended 31 December 2010
	Actual		Performa of Transaction		Impact
	Rp. Mn, unless otherwise indicated	US$ Mn, unless otherwise indicated	Rp. Mn, unless otherwise indicated	US$ Mn, unless otherwise indicated	Rp. Mn, unless otherwise indicated	US$ Mn, unless otherwise indicated
Number of outstanding shares (Mn shares)	19,669	19,669	19,024	19,024	(645)	(645)
Total Assets	99,758,447	11,072	94,617,614	10,501	(5,140,833)	(571)
Net Profit	11,536,999	1,280	11,396,166	1,265	(140,833)	(16)
Total Stockholders’ Equity	44,418,742	4,930	39,277,909	4,359	(5,140,833)	(571)
Weighted Average Number of Shares (Mn)	19,669	19,669	19,320	19,320	(349)	(349)
Basic EPS (Rp. or US$/Common Share)	586.54	0.07	589.86	0.07	3.31	-
Basic EPADR (Rp. or US$/ADR)	23,461.60	2.80	23,594.59	2.69	132	0.02
Return on Assets (%)	11.56%	11.56%	12.04%	12.04%	0.48%	0.48%
Return on Equity (%)	25.97%	25.97%	29.01%	29.01%	3.04%	3.04%

1.     Assuming buyback in 2011 and 2012, Interest Rate on Cash of 6.50% and Tax Rate of 20%

2.     The Company’s Financial Statement is prepared in Rupiah. Exchange Rate for Buying of Rp9,010/US$ as used in 31 December 2010 audited financial statements.

The above analysis demonstrates the positive impact of Shares Buy Back IV on EPS, EPADR and ROE.

Assuming the Government of Indonesia does not participate in the repurchase program, and so the Government of Indonesia’s shareholding remains the same, upon completion of Shares Buy Back IV program the composition of share ownership, including treasury stock, in the Company will be as follows:

Share Ownership Analysis

Shareholder	Shareholding (Shares Mn)%		Proforma of Shareholding (Shares Mn) with Treasury Stock	%
Government of Indonesia	10,320	51.19%	10,320	51.19%
Public	9,349	46.37%	8,704	43.17%
Company (Treasury Stock)	491	2.43%	1,136	5.63%
Total	20,160	100.00%	20,160	100.00%

The composition of share ownership, excluding treasury stock, in the Company will be as follows:

Share Ownership Analysis without calculating the Treasury Stock

Shareholder	Shareholding (Shares Mn)%		Proforma of Shareholding (Shares Mn) with Treasury Stock	%
Government of Indonesia	10,320	52.47%	10,320	54.25%
Public	9,349	47.53%	8,704	45.75%
Total	19,669	100.00%	19,024	100.00%

CLOSURE

The data contained in the Disclosure of Information announced on 19 April and 20 April 2011 that is unchanged by this Additional Information remains valid as it is, and this Additional Information is a constitute and is inseparable with the Disclosure of Information.

OTHER INFORMATION

For further information in respect of the above, shareholders may contact the Company during business hours at:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Investor Relations

Grha Citra Caraka 5th Floor,

Jl. Gatot Subroto No. 52 Jakarta 12570

Tel: 62-21-5215109 Fax: 62-21-5220500

e-mail: investor@telkom.co.id, www.telkom.co.id

This information is provided for public knowledge.

Bandung, 23 May 2011

The Company’s Board of Directors